

Mailstop 3233

April 23, 2018

Via E-mail
Mr. Glenn A. Votek
Chief Financial Officer (Principal Financial Officer)
Annaly Capital Management, Inc.
1211 Avenue of the Americas
New York, New York 10036

> **Re: Annaly Capital Management, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 16, 2018**
> **File No. 001-13447**

Dear Mr. Votek:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Wilson K. Lee

                    Wilson K. Lee
                    Senior Staff Accountant
                    Office of Real Estate and
                    Commodities